(21)  Subsidiaries of the Company

      21.1    Canadian-American Communications Inc.

      21.2    Canadian Northstar Transmission Systems Ltd.

      21.3    Preferred Telemanagement Inc. (formerly Suncom Telemanagement
              Inc.)

      21.4 CAM-NET Cellular Inc. (formerly Direct Advantage, Inc. and Invoice Reduction Services, Inc.)

      21.5    NorthNet Telecommunications Inc. (d.b.a. NorthStar Telesolutions)

      21.6    eCommerce Solutions Inc. (d.b.a. VirtualSellers.com)